July 2, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Frank Wyman

Angela Connell

Re:	MannKind Corporation

Form 10-K for the Fiscal Year Ended December 31, 2024

Filed February 26, 2025

File No. 000-50865

Dear Frank Wyman and Angela Connell:

We are writing in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 18, 2025 with respect to the above-referenced filing (the “Form 10-K”) of MannKind Corporation (the “Company”). For your convenience, we have repeated the Staff’s comment before the Company’s response below.

Form 10-K for Fiscal Year Ended December 31, 2024

Notes to Consolidated Financial Statements

11. Collaborations, Licensing and Other Arrangements, page 94

1.	We note your responses to prior comments one and two. Please address the following as it relates to collaboration and services revenue earned under your CSA with UT:

•

Quantify, for each period presented, the portion of revenues earned from product sales to UT on a cost plus margin basis as well as the portion of previously deferred revenue recognized for pre-production activities under the CSA.

•

Describe and quantify the key factors underlying the increase in product sales to UT, including changes in production cost, margin and facility utilization expense and any other variables as referenced in the CSA.

•	Provide a rollforward of your deferred revenue balance, similar to the disclosure provided on page 94, for each performance obligation.

•	Explain your consideration of providing the disclosures required by ASC 606-10-50-13 for each of your remaining performance obligations.

•

Disclosure in your December 31, 2023 Form 10-K indicates that the significant increase in deferred revenue during 2023 was primarily related to the capital improvements for the expansion of your manufacturing facility and that you determined that the revenue recognition associated with the capital improvements should be combined with the manufacturing services performance obligation. Clarify how this additional deferred revenue was determined. For example, did UT fund the cost of your facility expansion and if so, how much of your deferred revenue balance relates to such expansion?

•	Provide us with an unredacted copy of the CSA, as amended. Please discuss with staff how to submit such materials.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

July 2, 2025

Response: The Company respectfully acknowledges the Staff’s comment and provides the following responses to each part of the question above.

•

Quantify, for each period presented, the portion of revenues earned from product sales to UT on a cost plus margin basis as well as the portion of previously deferred revenue recognized for pre-production activities under the CSA.

The Company acknowledges the comment and respectfully notes revenue recognized under the CSA for manufacturing services is comprised of sale of product, inclusive of sales to UT on a cost plus margin basis, recognition of previously deferred revenue, as well as reimbursements from other agreements for individual performance obligations which are accounted for separately. The portion of revenue related to each deliverable included in total CSA revenue for each period presented is as follows:

	Year Ended December 31,
	2024	2023	2022
CSA Revenue
Sale of product (1)	$77,006	$49,289	$21,482
Recognition of previously deferred revenue	12,170	2,736	604
Other agreements	7,052	—	—

Total UT CSA Revenue	$96,228	$52,025	$24,826

(1)

Sale of product primarily represents sales to UT on a cost plus margin basis, however, also included revenue related to fully reimbursable costs associated with product sales and other miscellaneous charges of $4.8 million, $5.7 million and $4.0 million for the years ended December 31, 2024, 2023 and 2022, respectively.

To further describe the revenue recognized under other agreements, the Company references the following disclosure included in Footnote 11- Collaborations, Licensing and Other Arrangements, as revised for additional clarity (bolded text below represents proposed additions):

During 2024, the Company also entered into additional agreements for individual performance obligations which are accounted for separately as they are distinct from Manufacturing Services and offered at a standalone selling price, for which we received revenue of $7.1 million for the year ended December 31, 2024 and none for the year ended December 31, 2023.

•

Describe and quantify the key factors underlying the increase in product sales to UT, including changes in production cost, margin and facility utilization expense and any other variables as referenced in the CSA.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

July 2, 2025

The Company acknowledges the comment and respectfully notes that the sale of product for the year ended December 31, 2024 of $79.5 million increased by $30.2 million or 61% when compared to product sales of $49.3 million for the year ended December 31, 2023. The increase was primarily driven by the increase in the number of units sold of 109%, offset by lower revenue per unit sold primarily due to a decrease in the cost of revenue per unit of 33%, given the cost plus margin agreement. The cost of revenue per unit decreased due to increased efficiencies in the manufacturing process as well as a lower fixed cost per unit due to the increase in units produced. The increase in production was driven by our facility expansion, which included additional filling lines and other equipment in order to meet the demand for Tyvaso DPI projected over the next several years. The costs of this expansion project were primarily funded by UT, with such being recorded as deferred revenue, as the associated performance obligation had not yet been fully satisfied.

•	Provide a rollforward of your deferred revenue balance, similar to the disclosure provided on page 94, for each performance obligation.

The Company acknowledges the comment and respectively notes that amounts of deferred revenue not related to the UT CSA deliverable were immaterial or have been recognized as the underlying performance obligations have been completed for the periods disclosed. We also note that the deferred revenue balance resulting from the CSA at December 31, 2024 relates to a single performance obligation, given completion of other performance obligations under the arrangement during the prior periods. To further describe the deferred revenue balance at each period end, the Company references the following disclosure included in Footnote 11- Collaborations, Licensing and Other Arrangements, as revised for additional clarity (bolded text below represents proposed additions):

Also during 2024, the Company and UT concluded the Next-Gen R&D Services performance obligation, which resulted in the recognition of the remaining $2.9 million of deferred revenue. The deferred revenue balance at December 31, 2024 relates solely to a single, partially satisfied performance obligation pursuant to the CSA, which will be recognized as product is delivered over the CSA term based on the measurement of progress.

•	Explain your consideration of providing the disclosures required by ASC 606-10-50-13 for each of your remaining performance obligations.

The Company has considered and addressed the disclosures required under ASC 606-10-50-13, which states:

An entity shall disclose the following information about its remaining performance obligations:

a)	The aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

July 2, 2025

b)	An explanation of when the entity expects to recognize as revenue the amount disclosed in accordance with paragraph 606-10-50-13(a), which the entity shall disclose in either of the following ways:

1.	On a quantitative basis using the time bands that would be most appropriate for the duration of the remaining performance obligations

2.	By using qualitative information.

We respectfully note that as of December 31, 2024, the only remaining performance obligation that continues to be partially satisfied under the CSA and UT License Agreement was Manufacturing Services. Included in our disclosures (Footnote 11 – Collaborations, Licensing and Other Arrangements, and as also presented below), is the amount of deferred revenue which is the aggregate amount of the transaction price allocated to performance obligations that is partially unsatisfied, the period over which the Company expects to recognize the revenue which is the CSA term, and a measurement of recognition which is the delivery of product under the CSA agreement.

To more clearly disclose, in future periodic reports filed with the Commission, the Company will provide the revised disclosure to Footnote 2 – Summary of Significant Accounting Policies, highlighting the timing of recognition of deferred revenue, as proposed in our letter dated June 5, 2025. The proposed revisions clarify recognition of deferred revenue based on measurement of progress over the term of the CSA.

Additionally, the Company will provide the following revised disclosure to Footnote 11 – Collaborations, Licensing and Other Arrangements to clarify the impact of the recognition of deferred revenue in the fluctuation of Collaboration and services revenue (bolded text below represents proposed additions):

As of December 31, 2024, deferred revenue from UT consisted of $62.4 million, of which $12.3 million was classified as current and $50.1 million was classified as long-term on the consolidated balance sheet. As of December 31, 2023, deferred revenue consisted of $77.5 million, of which $8.9 million was classified as current and $68.6 million was classified as long-term on the consolidated balance sheet. The Company determined that the revenue recognition associated with the facility expansion should be combined with the Manufacturing Services performance obligation. The deferred revenue balance at December 31, 2024 relates solely to a single partially satisfied performance obligation pursuant to the CSA which will be recognized as product is delivered over the CSA term based on the measurement of progress.

•

Disclosure in your December 31, 2023 Form 10-K indicates that the significant increase in deferred revenue during 2023 was primarily related to the capital improvements for the expansion of your manufacturing facility and that you determined that the revenue recognition associated with the capital improvements should be combined with the manufacturing services performance obligation. Clarify how this additional deferred revenue was determined. For example, did UT fund the cost of your facility expansion and if so, how much of your deferred revenue balance relates to such expansion?

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

July 2, 2025

The Company respectfully acknowledges the Staff’s comment and notes that pursuant to the CSA , UT funded all the agreed upon pre-production activities, including the facility expansion and other administrative services that is combined with Manufacturing Services performance obligation for revenue recognition purposes. The Company will provide the following revised disclosure to Footnote 11 – Collaborations, Licensing and Other Arrangements to further clarify the funding source to determine such amounts and treatment (bolded text below represents proposed additions):

As of December 31, 2024, deferred revenue from UT consisted of $62.4 million, of which $12.3 million was classified as current and $50.1 million was classified as long-term on the consolidated balance sheet. As of December 31, 2023, deferred revenue consisted of $77.5 million, of which $8.9 million was classified as current and $68.6 million was classified as long-term on the consolidated balance sheet. The Company determined that the revenue recognition associated with the facility expansion should be combined with the Manufacturing Services performance obligation. The deferred revenue balance included $61.3 million and $68.9 million of UT funded pre-production activities under the CSA, such as facility expansion services and other administrative services as of December 31, 2024 and 2023, respectively. The deferred revenue balance at December 31, 2024 relates solely to a single partially satisfied performance obligation pursuant to the CSA which will be recognized as product is delivered over the CSA term based on the measurement of progress.

•	Provide us with an unredacted copy of the CSA, as amended. Please discuss with staff how to submit such materials.

As requested, we are supplementally providing the Staff with an unredacted copy of the CSA and amendments pursuant to 17 C.F.R. § 200.3.

*****

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (818) 661-5000.

Sincerely,

/s/ Christopher Prentiss
Christopher Prentiss
Chief Financial Officer
MannKind Corporation

cc:	Michael E. Castagna

Chief Executive Officer

MannKind Corporation

Asa M. Henin

Cooley LLP